Exhibit 99.1

Apollomics Announces Private Placement Financing and Addition to Board of Directors

FOSTER CITY, CALIF. – May 8, 2024 – Apollomics Inc. (Nasdaq: APLM), a clinical-stage biopharmaceutical company developing multiple oncology drug candidates to address difficult-to-treat and treatment-resistant cancers, today announced that it entered into subscription agreements for a private investment in public equity (“PIPE”) financing that is expected to result in gross proceeds of approximately $6 million to the Company, before deducting offering expenses. The PIPE financing included participation from both new and existing investors.

Pursuant to the terms of the subscription agreements, Apollomics is selling an aggregate of 19,166,666 Class A ordinary shares at a price of $0.30 per share. The PIPE financing is expected to close on May 8, 2024, subject to satisfaction of customary closing conditions.

Apollomics intends to use the net proceeds from the PIPE financing, together with the Apollomics’ existing cash, cash equivalents, and marketable securities, to fund its pipeline programs, and for general corporate purposes and working capital.

Apollomics also announced today the appointment of Dr. Robert (Bob) Lin, M.D., Ph.D. to the board of directors of Apollomics. Dr. Lin is a physician and researcher who has conducted multinational clinical trials and is experienced in genomics, proteomics and biotech transactions. Dr. Lin has served as the vice director of the Internal Medicine Department at a tertiary medical center in Taiwan and conducted post-doctoral research at Lawrence Berkeley Laboratory in the United States. In addition, Jonathan Wang, Ph.D. has resigned from the board of directors, due to personal reasons.

“On behalf of Apollomics, we welcome Dr. Lin to the company. He brings valuable medical and biotech experience to our Board,” said Dr. Guo-Liang Yu, Ph.D., Chairman and Chief Executive Officer of Apollomics. “I would like to thank Dr. Wang for his impactful leadership and his valuable contributions to the company over the last eight years, and wish him well in his future endeavors.”

Canaccord Genuity is acting as financial advisor to Apollomics for the PIPE financing.

The offer and sale of the foregoing securities are being made in a transaction not involving a public offering and the securities have not been registered under the Securities Act of 1933, as amended, and may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements. Pursuant to the subscription agreements, the Company has agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) registering the resale of the Class A ordinary shares sold in the PIPE financing.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Apollomics Inc.

Apollomics Inc. is an innovative clinical-stage biopharmaceutical company focused on the discovery and development of oncology therapies with the potential to be combined with other treatment options to harness the immune system and target specific molecular pathways to inhibit cancer. Apollomics currently has a pipeline of nine drug candidates across multiple programs, six of which are currently in the clinical stage of development. Apollomics’ lead programs include vebreltinib (APL-101), a potent, selective c-Met inhibitor for the treatment of non-small cell lung cancer and other advanced tumors with c-Met alterations, and uproleselan (APL-106), a specific E-Selectin antagonist that has the potential to be used adjunctively with standard chemotherapy to treat acute myeloid leukemia. For more information, please visit www.apollomicsinc.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes statements that constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included in this press release, regarding the closing of the PIPE financing, clinical trials and results, as well as the Company’s strategy, business plans and objectives of management are forward-looking statements. In addition, Apollomics cautions you that the forward-looking statements contained in this press release are subject to unknown risks, uncertainties and other factors, including: (i) Apollomics’ ability to raise additional capital to meet its operating cash requirements and expectations regarding incurring net losses and net operating cash outflows; (ii) the ability of Apollomics to maintain the listing of its Class A ordinary shares on Nasdaq (iii) Apollomics’ ability to achieve successful clinical results; (iv) Apollomics’ ability to commercialize its product candidates; (v) Apollomics’ ability to develop and maintain effective internal controls over financial reporting; (vi) the impact of any current or new government regulations in the United States and China affecting Apollomics’ operations; (vii) Apollomics’ ability to obtain licensing of third-party intellectual property rights for future discovery and development of Apollomics’ oncology projects; (viii) the failure to protect Apollomics’ intellectual property; (v) breaches in data security; and other risks included in the Annual Report on Form 20-F filed with the SEC and other SEC filings that are available publicly on the SEC’s website at www.sec.gov. Apollomics undertakes no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

CONTACTS

Investor Relations

Peter Vozzo

ICR Westwicke

Peter.Vozzo@westwicke.com

+1-443-213-0505

Media Relations

Sean Leous

ICR Westwicke

Sean.Leous@westwicke.com

+1-646-866-4012